Exhibit 99.1

Scorpio Tankers Inc. Announces Agreements to Purchase Four Handymax Tankers

MONACO--(Marketwire - April 27, 2010) -  Scorpio Tankers Inc. (NYSE: STNG) announced today that it entered into agreements to purchase four double hulled Handymax tankers for an aggregate purchase price of $99.0 million.

The ships, which are charter free, are scheduled to be delivered between May and September 2010. Three of the ships were built at the Shina Shipbuilding Co. Ltd. in South Korea (two in 2003, one in 2005). The fourth ship was built at the Hyundai Mipo Dockyard in South Korea in 2007.

When the ships are delivered, Scorpio Tankers Inc. will have a fleet of seven ships, three Panamax tankers and four Handymax tankers.

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a newly formed provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns three double hull Panamax tankers, with an average age of 6.8 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Scorpio Tankers Inc.
212-542-1616